Mail Stop 4561
      February 10, 2006

James M. Jack
President
Cascade Coaching Corp.
500-666 Burrard Street
Vancouver, British Columbia V6C 3P6

Re:	Cascade Coaching Corp.
      Amendment No. 1 to Form SB-2
      Filed on January 31, 2006
      File No. 333-128962

Dear Mr. Jack:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General
1. We reissue comment 6. Please begin numbering the pages of the document at page one of the prospectus (i.e. the page you currently list as page 5 should be numbered page 1).





Cover Page

2. Please revise to delete the last paragraph from the cover page since the first sentence is clear from the table and the second sentence is neither required by Item 501 of Regulation S-B nor key to an investment decision.

Summary
3. Please revise the summary to briefly describe the nature of the consulting services that you intend to provide.

Plan of Distribution; Term of Offering, page 13
4. We note your response to comment 19. In the last paragraph on page 14, you state that you intend to "distribute the prospectus to friends, relatives and business associates of James Jack." You go on to state that there "will not be any affiliates or associates of Mr.
Jack purchasing shares in this offering." Please revise to note why you will distribute the prospectus to friends, relatives and business associates of James Jack if no affiliates or associates of Mr. Jack will be purchasing shares in this offering.

Plan of Operation, page 21
5. We reissue comment 25. In the penultimate paragraph of this section, you state that if you "are unable to negotiate suitable terms with service providers to enable us to represent their companies, or if we are unable to attract clients to use our advisory services, we may have to suspend or cease operations."  Please revise
to note the type of service providers you will represent and revise
to describe the representation you will be providing the service providers.
6. We note from page 22 that you do not believe clients will use your
advisory services until your website is fully operational. Please revise to disclose the amount you believe will be required to be expended in order that your website will be fully operational.
7. We note from page 22 that you intend to charge a fee for your marketing literature. Please revise to explain the nature of this literature and the fee you intend to charge.
8. In light of the fact that you have not yet begun operations, your
website is not operational and you as yet have no clients, please revise to provide the basis for your projection that you will generate revenue 120 to 180 days after beginning operations and that you will begin generating fees from your advisory services within
90
days from the initial launch of your marketing program. Refer to Rule 10 of Regulation S-B.

Results of operations, page 23

From Inception on May 18, 2005 to June 30, 2005, page 23
9. You state that you have not initiated items 2, 3, 4, or 5.
Please
revise to describe items 2, 3, 4, and 5.

Part II
Signatures, page 42
10. We reissue comment 32. Pursuant to the requirements of the Securities Act of 1933, please include the signature of your president and principal officer in his official capacity and note the date the document was signed. Refer to the requirements of Form SB-
2.

Undertakings, page 45
11. Please update your undertakings in accordance with the amendments to Item 512 of Regulation S-B that became effective as of December 1,
2005.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.







      You may contact Wilson Lee, Accountant, at (202) 551-3468 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-
3856 or the undersigned at (202) 551-3495 with any other questions.


      Sincerely,



      Elaine Wolff
      Legal Branch Chief

cc:	Conrad C. Lysiak, Esq. (via facsimile)

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James M. Jack
Cascade Coaching Corp.
February 10, 2006
Page 1